EXHIBIT 99.1

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

(a Cayman Islands exempted company with limited liability)

(NASDAQ: PAVS)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “2026 Extraordinary Meeting”) of Paranovus Entertainment Technology Limited (the “Company”) will be held on February 18, 2026 at 10:00 a.m., Eastern time at 250 Park Avenue, 7th Floor, New York, NY 10177. The 2026 Extraordinary Meeting will have the following proposals for considering and voting:

Item	Board Vote Recommendation

1.

As a special resolution, to reduce the share capital of the Company (the “Capital Reduction”), supported by a solvency statement in accordance with sections 14A and 14B of the Companies Act (as revised) of the Cayman Islands (the “Companies Act”) from:

(a) US$3,351,500,000 divided into 3,350,000,000 Class A ordinary shares of US $1.00 par value each and 1,000,000 Class B ordinary shares of a par value of US $1.00 each, and 500,000 preferred shares of a par value of US $1.00 each, to:

(b) US$3,351.5 divided into 3,350,000,000 Class A ordinary shares of US $0.000001 par value each and 1,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, by the Company effecting a share capital reduction to the par value of each authorised (including issued and unissued) share, at a ratio of one million-to-one, with no cancellation or redemption of shares, no alteration to the number of shares in issue, no return of capital to shareholders and no extinguishment or reduction of any unpaid liability in respect of any shares, such that the par value of each authorized (including issued and unissued) share forming the Company’s share capital is decreased from US $1.00 to US $0.00001, having the rights and being subject to the restrictions set out in the Sixth Amended and Restated Memorandum of Association of the Company (the “Articles”) (the “Capital Reduction Proposal”)

“FOR”

2.

As an ordinary resolution to further increase the share capital of the Company (the “Capital Increase”) from:

(i) US$3,351.5 divided into 3,350,000,000 Class A ordinary shares of US$0.000001 par value each and 1,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, to:

(ii) US$3,400.5 divided into 3,350,000,000 Class A ordinary shares of US$0.000001 par value each and 50,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, by creating an additional number of Class B ordinary shares, in amount of 49,000,000 Class B ordinary shares, each with a par value of US $0.000001 (the “Capital Increase Proposal”).

“FOR”
“FOR”
3.

As an ordinary resolution, to amend and restate in full the residual prior shareholders’ resolution adopted in the extraordinary general meeting held on November 26, 2025, so that, following implementation of such revised approval, the board of directors (the “Board of Directors”, “Board” or “Directors”) will be authorized to amend the Company’s authorized share capital by way of a consolidation (“Share Consolidation”) at an aggregate exchange ratio of up to one-for-five thousand (1:5,000) (“Share Consolidation Cap”) such that the number of authorized, issued and outstanding shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding ordinary share is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at the precise consolidation ratio or ratios in each case as determined by the Directors in their absolute discretion within two (2) years following the date of the 2026 Extraordinary Meeting (the “Share Consolidation Proposal”).

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As of the date of this Notice of Extraordinary Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2026 Extraordinary Meeting.

The Board of Directors of the Company has fixed the close of business on January 21, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the 2026 Extraordinary Meeting or any adjournment thereof. Only holders of Class A ordinary shares, par value US$1.00 (the “Class A Ordinary Shares”) and Class B ordinary shares, par value US$1.00 (the “Class B Ordinary Shares”, together with “Class A Ordinary Shares”, the “Ordinary Shares”) of the Company on the Record Date are entitled to receive notice of and to vote at the 2026 Extraordinary Meeting or any adjournment thereof.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE 2026 EXTRAORDINARY MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE 2026 EXTRAORDINARY MEETING WILL BE APPOINTED AS YOUR PROXY.

We are providing this notice and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the 2026 Extraordinary Meeting and at any adjournments or postponements of the 2026 Extraordinary Meeting.

We cordially invite all holders of Ordinary Shares to attend the 2026 Extraordinary Meeting. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the 2026 Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the 2026 Extraordinary Meeting.  If you send in your form of proxy and then decide to attend the 2026 Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the notice. Whether or not you plan to attend the 2026 Extraordinary Meeting, we urge you to read this notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the 2026 Extraordinary Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals to be considered at the 2026 Extraordinary Meeting.

I want to thank all of our shareholders as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,

/s/ Xiaoyue Zhang
Xiaoyue Zhang
Chief Executive Officer and Director

January 22, 2026

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IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

[remainder of page intentionally left blank]

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PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 18, 2026

PROXY STATEMENT

The Board of Directors (as defined below) of Paranovus Entertainment Technology Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “2026 Extraordinary Meeting”) of the Company to be held on February 18, 2026, 10:00 a.m. Eastern Time at 250 Park Avenue, 7th Floor, New York, NY 10177. Only holders of the Class A ordinary shares, par value US$1.00 (the “Class A Ordinary Shares”) and Class B ordinary shares, par value US$1.00 (the “Class B Ordinary Shares”) of the Company at the close of business on January 21, 2026 (the “Record Date”) are entitled to attend and vote at the 2026 Extraordinary Meeting or at any adjournment thereof. The necessary quorum shall be one (1) or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting.

Any shareholder entitled to attend and vote at the 2026 Extraordinary Meeting shall appoint the Chairman as his/her proxy to attend and vote on behalf of him/her. A proxy need not be a shareholder of the Company. On a vote by way of poll, each Company’s Class A Ordinary Shares shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Company’s Class B Ordinary Shares shall be entitled to eighty (80) votes on all matters subject to vote at general meetings of the Company. The polls will close at 11:59 p.m. EST on February 17, 2026.

A proxy statement describing the matters to be voted upon at the 2026 Extraordinary Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about January 22, 2026, to all shareholders entitled to vote at the 2026 Extraordinary Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at https://pavs.ai/ on or about January 22, 2026. If you plan to attend the 2026 Extraordinary Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2026 Extraordinary Meeting.

Whether or not you plan to attend the 2026 Extraordinary Meeting, it is important that your shares be represented and voted at the 2026 Extraordinary Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date, and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on February 17, 2026 to be validly included in the tally of shares voted at the 2026 Extraordinary Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

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QUESTIONS AND ANSWERS ABOUT

THE 2026 EXTRAORDINARY MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2026 Extraordinary Meeting. As a shareholder, you are invited to attend the 2026 Extraordinary Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2026 Extraordinary Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2026 EXTRAORDINARY MEETING?

There are three proposals that will be voted on at the 2026 Extraordinary Meeting:

1.

As a special resolution, to reduce the share capital of the Company (the “Capital Reduction”), supported by a solvency statement in accordance with sections 14A and 14B of the Companies Act (as revised) of the Cayman Islands (the “Companies Act”) from:

(a) US$3,351,500,000 divided into 3,350,000,000 Class A ordinary shares of US $1.00 par value each and 1,000,000 Class B ordinary shares of a par value of US $1.00 each, and 500,000 preferred shares of a par value of US $1.00 each, to:

(b) US$3,351.5 divided into 3,350,000,000 Class A ordinary shares of US $0.000001 par value each and 1,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, by the Company effecting a share capital reduction to the par value of each authorized (including issued and unissued) share, at a ratio of one million-to-one, with no cancellation or redemption of shares, no alteration to the number of shares in issue, no return of capital to shareholders and no extinguishment or reduction of any unpaid liability in respect of any shares, such that the par value of each authorized (including issued and unissued) share forming the Company’s share capital is decreased from US $1.00 to US $0.000001, having the rights and being subject to the restrictions set out in the Articles (the “Capital Reduction Proposal”).

2.

As an ordinary resolution to further increase the share capital of the Company (the “Capital Increase”) from:

(i) US$3,351.5 divided into 3,350,000,000 Class A ordinary shares of US$0.000001 par value each and 1,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, to:

(ii) US$3,400.5 divided into 3,350,000,000 Class A ordinary shares of US$0.000001 par value each and 50,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, by creating an additional number of Class B ordinary shares, in amount of 49,000,000 Class B ordinary shares, each with a par value of US $0.000001 (the “Capital Increase Proposal”).

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3.

As an ordinary resolution, to amend and restate in full the residual prior shareholders’ resolution adopted in the extraordinary general meeting held on November 26, 2025, so that, following implementation of such revised approval, the board of directors (the “Board of Directors”, “Board” or “Directors”) will be authorized to amend the Company’s authorized share capital by way of a consolidation (“Share Consolidation”) at an aggregate exchange ratio of up to one-for-five thousand (1:5,000) (“Share Consolidation Cap”) such that the number of authorized, issued and outstanding shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding ordinary share is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at the precise consolidation ratio or ratios in each case as determined by the Directors in their absolute discretion within two (2) years following the date of the 2026 Extraordinary Meeting (the “Share Consolidation Proposal”).

We may also transact such other business as may properly come before the 2026 Extraordinary Meeting.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends a vote “FOR” each proposal from Proposals No. 1 - 3.

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2026 EXTRAORDINARY MEETING?

If any other matters are properly presented for consideration at the 2026 Extraordinary Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2026 Extraordinary Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2026 Extraordinary Meeting.

WHO CAN VOTE AT THE 2026 EXTRAORDINARY MEETING?

Shareholders of record at the close of business on January 21, 2026 the date established by the Board for determining the shareholders entitled to vote at our 2026 Extraordinary Meeting (the “Record Date”), are entitled to vote at the 2026 Extraordinary Meeting.

On the Record Date, 3,500,032 shares of our Class A Ordinary Shares (representing 3,500,032 votes) and 46,123 shares of our Class B Ordinary Shares (representing 3,689,840 votes) were outstanding and are entitled to vote at the 2026 Extraordinary Meeting. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on all proposals to be voted on at the 2026 Extraordinary Meeting.

On a vote by way of poll, each Company’s Class A Ordinary Shares shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Company’s Class B Ordinary Shares shall be entitled to eighty (80) votes on all matters subject to vote at general meetings of the Company. The polls will close at 11:59 p.m. EST on February 17, 2026.

A list of the shareholders of record as of January 21, 2026 will be available for inspection at the 2026 Extraordinary Meeting.

WHAT CONSTITUTES A QUORUM?

The necessary quorum shall be one (1) or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the extraordinary meeting.

If such members are not present in person, or by timely and properly submitted proxies to constitute a quorum, the 2026 Extraordinary Meeting may be adjourned to such time and place determined by the Directors. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

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WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Vstock Transfer, LLC. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2026 Extraordinary Meeting, but you may not vote these shares in person at the 2026 Extraordinary Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2026 Extraordinary Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the 2026 Extraordinary Meeting in person, by telephone, or over the Internet at www.proxyvote.com in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on February 17, 2026 to be validly included in the tally of shares voted at the 2026 Extraordinary Meeting.

If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your Class A Ordinary Shares or Class B Ordinary Shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Class A Ordinary Shares or Class B Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows:

●	“FOR” to approve the Capital Reduction Proposal (Proposal No. 1);

●	“FOR” to approve the Capital Increase Proposal; and

●	“FOR” to approve the Share Consolidation Proposal (Proposal No. 3).

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Beneficial Owners: If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters, and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. There is no routine matter in this 2026 Extraordinary Meeting. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2026 Extraordinary Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2026 Extraordinary Meeting, a valid, later-dated proxy. Attendance at the 2026 Extraordinary Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2026 Extraordinary Meeting. If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2026 Extraordinary Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 11:59 p.m. EST on February 17, 2026. After this deadline, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2026 Extraordinary Meeting. Proxies may be solicited by our directors, executive officers, and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2026 EXTRAORDINARY MEETING?

Broadridge Financial Solutions, Inc. will tabulate and certify the votes. We plan to announce preliminary voting results at the 2026 Extraordinary Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2026 Extraordinary Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were cast at the 2026 Extraordinary Meeting is required for Proposal No.2 (the Capital Increase Proposal) and Proposal No.3 (the Share Consolidation Proposal).

The affirmative vote of a majority of not less than two-thirds of the votes of the shares entitled to vote on the proposal that were cast at the 2026 Extraordinary Meeting is required for Proposal No. 1 (the Share Reduction Proposal).

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WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2026 Extraordinary Meeting in person, or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2026 EXTRAORDINARY MEETING?

If you plan to attend the 2026 Extraordinary Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the 2026 Extraordinary Meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2026 Extraordinary Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business EST on January 21, 2026. In order to vote at the 2026 Extraordinary Meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2026 Extraordinary Meeting.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of the proxy card, the Notice and this Proxy Statement are available on our Company’s website at https://pavs.ai/. The contents of that website are not a part of this Proxy Statement.

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PROPOSAL NO. 1

CAPITAL REDUCTION

General

The Board acknowledges that the Company’s existing issued share capital, based on a par value of US$1.00 per share, exceeds the value of the Company’s net assets and that, to that extent, such share capital is lost or is not represented by available assets of the Company.

The Board believes it is in the best interests of the Company for the share capital of the Company to be reduced, in accordance with sections 14(1)(a)(ii), 14A and 14B of the Companies Act from:

(a) US$3,351,500,000 divided into 3,350,000,000 Class A ordinary shares of US $1.00 par value each and 1,000,000 Class B ordinary shares of a par value of US $1.00 each, and 500,000 preferred shares of a par value of US $1.00 each, to:

(b) US$3,351.5 divided into 3,350,000,000 Class A ordinary shares of US $0.000001 par value each and 1,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, by the Company effecting a share capital reduction to the par value of each authorized (including issued and unissued) share, at a ratio of one million-to-one, with no cancellation or redemption of shares, no alteration to the number of shares in issue, no return of capital to  shareholders and no extinguishment or reduction of any unpaid liability in respect of any shares, such that the par value of each authorized (including issued and unissued) share forming the Company’s share capital is decreased from US $1.00 to US $0.000001, having the rights and being subject to the restrictions set out in the Articles (the “Capital Reduction Proposal”).

The Board has made a solvency statement pursuant to section 14A of the Companies Act no more than thirty days before the date of the 2026 Extraordinary Meeting in support of the Capital Reduction and has confirmed, having made full inquiry into the affairs of the Company, that the Company will be able to pay its debts as they fall due and that the Capital Reduction will not prejudice the Company’s solvency.

The Board submits to the shareholders to approve the Capital Reduction Proposal by special resolution which requires the affirmative vote of a two-thirds majority of the votes cast at the 2026 Extraordinary Meeting by the shareholders present in person, during the virtual meeting or represented by proxy and entitled to vote on such proposals, either in person, during the virtual meeting by proxy or by authorized representative.

The Capital Reduction Proposal will be implemented simultaneously, and in a proportionate manner equally, for all Ordinary Shares and preferred shares of the Company. The Capital Reduction Proposal will affect all shareholders of the Company uniformly and will have no effect on the proportionate holdings of any individual shareholder’s beneficial ownership in the Company.

Effects of the Capital Reduction

The Capital Reduction is expected to be effected by the cancellation of that portion of the Company’s paid-up share capital which is lost or unrepresented by available assets, with the amount of the reduction credited to the Company’s share premium account or such other reserve as permitted under the Companies Act. The par value of each authorized share will be reduced from US$1.00 to US$0.000001, with no cancellation or redemption of shares and no change to the number of authorized, issued or outstanding shares.

The Capital Reduction will not affect shareholders’ proportionate ownership interests, voting rights or the rights attaching to the shares, and will not involve any return of capital to shareholders.

Resolutions

The full text of the resolution to be voted upon at the 2026 Extraordinary Meeting in respect of this Proposal No 1 is as follows:

“IT IS RESOLVED, as a special resolution, the share capital reduction to the par value of each authorized (including issued and unissued) share, at a ratio of one million-to-one, with no cancellation or redemption of shares, no alteration to the number of shares in issue, no return of capital to shareholders and no extinguishment or reduction of any unpaid liability in respect of any shares, such that the par value of each authorized (including issued and unissued) share forming the Company’s share capital is decreased from US $1.00 to US $0.000001, having the rights and being subject to the restrictions set out in the Articles, be approved.”

 Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a two-thirds majority of the votes cast by, or on behalf of, the shareholder entitled to vote at the 2026 Extraordinary Meeting will be required to approve the Capital Reduction.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE CAPITAL

REDUCTION AS DESCRIBED IN THIS PROPOSAL 1.

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PROPOSAL NO. 2

CAPITAL INCREASE

General

The Board believes it is in the best interests of the Company for the share capital of the Company to be further increased (the “Capital Increase”), from:

(i) US$33,515 divided into 3,350,000,000 Class A ordinary shares of US$0.00001 par value each and 1,000,000 Class B ordinary shares of a par value of US $0.00001 each, and 500,000 preferred shares of a par value of US $0.00001 each, to:

(ii) US$34,005 divided into 3,350,000,000 Class A ordinary shares of US$0.00001 par value each and 50,000,000 Class B ordinary shares of a par value of US $0.00001 each, and 500,000 preferred shares of a par value of US $0.00001 each, by creating an additional number of Class B ordinary shares, in amount of 49,000,000 Class B ordinary shares, each with a par value of US $0.00001.

The Capital Increase must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the 2026 Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, present in the virtual meeting, by proxy or by authorized representative.

Resolutions

The resolutions be put to the shareholders to consider and to vote upon at the 2026 Extraordinary Meeting in relation to increase the authorized shares of the Company are:

“RESOLVED, that as an ordinary resolution, conditional upon the approval of the Capital Reduction Proposal, the authorized share capital of the Company to be increased FROM US$3,351.5 divided into 3,350,000,000 Class A ordinary shares of US$00.00001 par value each and 1,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, TO US$3,400.5 divided into 3,350,000,000 Class A ordinary shares of US$0.000001 par value each and 50,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, by creating an additional number of Class B ordinary shares, in amount of 49,000,000 Class B ordinary shares, each with a par value of US $0.000001.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes cast by, or on behalf of, the  shareholders entitled to vote at the 2026 Extraordinary Meeting will be required to approve the Capital Increase.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE CAPITAL INCREASE

PROPOSAL AS DESCRIBED IN THIS PROPOSAL 2.

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PROPOSAL NO. 3

SHARE CONSOLIDATION

General

By way of an ordinary resolution passed on November 26, 2025 (the “Prior Shareholder Resolutions”), the  shareholders of the Company previously authorized the Board to effectuate one or more share consolidations at an exchange ratio of up to one-for-five thousand (1:5,000) in the aggregate. By way of a resolution of the Directors, the Company carried out a share consolidation at a ratio of one-for-one hundred on December 18, 2025; and

As a result, as of the date hereof, the Directors continue to have standing approval pursuant to the Prior Shareholder Resolutions, to consummate one or more share consolidations at an exchange ratio of up to one-for-fifty (1:50) in the aggregate (the “Residual Pre-Approval”).

The Board believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to amend and restate the Residual Pre-Approval in full, so that, following implementation of such revised approval:

the Directors shall be authorized to amend the Company’s authorized share capital by way of one or more Share Consolidations at an aggregate exchange ratio of up to one-for-five thousand (1:5,000), pursuant to which the number of authorized, issued and outstanding shares of the Company shall be reduced by the applicable consolidation ratio and the par value of each authorized, issued and outstanding ordinary share shall be increased by the same ratio, as applicable.

Each Share Consolidation to be effected at such time or times, and at the precise consolidation ratio or ratios in each case as determined by the Directors in their absolute discretion within two (2) years following the date of the 2026 Extraordinary Meeting.

The Share Consolidation(s) must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the 2026 Extraordinary Meeting by the shareholders present in person, during the virtual meeting or represented by proxy and entitled to vote on such proposals, either in person, during the virtual meeting by proxy or by authorized representative.

Upon the determination of the specific ratio by the Board, thereby effectuating the Share Consolidation(s), the Share Consolidation(s) will be implemented simultaneously for all shares of the Company, and the Share Consolidation(s) will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Ordinary Shares

The Share Consolidation(s) will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the implementation of the Share Consolidation(s), our CUSIP number (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change. If and when the Share Consolidation(s) is implemented, the Class A Ordinary Shares will begin trading on a post-split basis on the effective date. The trading price of Class A Ordinary Shares will change accordingly with the Share Consolidation(s).

Fractional Shares

No fractional Ordinary Shares will be issued to any shareholders in connection with the Share Consolidation(s). Each shareholder will be entitled to receive one whole Ordinary Share(s) in lieu of the fractional Ordinary Share that would have resulted from the Share Consolidation(s).

Reasons for the Share Consolidation

The Board believes that the increased market price of our Class A Ordinary Shares expected as a result of implementing the Share Consolidation could improve the marketability and liquidity of our Class A Ordinary Shares and may encourage interest and trading in our Class A Ordinary Shares. The Share Consolidation, if effected, could allow a broader range of institutions to invest in our Class A Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Class A Ordinary Shares. The Share Consolidation could help increase analyst and broker interest in the Class A Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Class A Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

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Post Share Consolidation

There were 3,500,032 Class A Ordinary Shares and 46,123 Class B Ordinary Shares issued and outstanding as of the Record Date. The following table contains approximate number of issued and outstanding Ordinary Shares immediately following Share Consolidation(s) at the cumulative ratios of 500-1, 1,000-1, 2,500-1, 5,000-1 without giving effect to any adjustments for fractional shares.

	Shares Outstanding
	Record Date	500-1	1,000-1	2,500-1	5,000-1
Class A Ordinary Shares	3,500,032	7,000.064	3,500.032	1,400.0128	700.0064
Class B Ordinary Shares	46,123	92.246	46.123	18.4492	9.2246

The following table contains number of authorized share capital of the Company immediately following a Share Consolidation(s) at the cumulative ratios of 500-1, 1,000-1, 2,500-1, 5,000-1 without giving effect to any adjustments for fractional shares.

	Shares Authorized
	Record Date	Upon implementation of Proposal 2	500-1*	1,000-1*	2,500-1*	5,000-1*
Class A Ordinary Shares	3,350,000,000	3,350,000,000	6,700,000	3,350,000	1,340,000	670,000
Class B Ordinary Shares	1,000,000	50,000,000	100,000	50,000	20,000	10,000

*The figures are based on the number of authorized shares following the implementation of Proposal 2.

Book-Entry Shares

If any Share Consolidation is effected, shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to such Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post-Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of any Share Consolidation, shareholders will be notified that such Share Consolidation has been effected. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-consolidation Ordinary Shares will be asked to surrender to the exchange agent certificates evidencing pre-consolidation shares in exchange for certificates evidencing post-consolidation Ordinary Shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation Ordinary Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

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Accounting Matters

The Share Consolidation(s) will not affect the Ordinary Shares capital account on our balance sheet. The stated capital component will be reduced proportionately based upon the Share Consolidation(s) and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Share Consolidation(s), the per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares of Ordinary Shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Share Consolidation(s).

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the implementation of the proposed Share Consolidation(s), the Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Material United States Federal Income Tax Consequences of the Share Consolidation(s)

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Share Consolidation(s).

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares of our Ordinary Shares.

Resolutions

The full text of the resolution to be voted upon at the 2026 Extraordinary Meeting in respect of Proposal No 3 is as follows:

“RESOLVED, as an ordinary resolution, the Residual Pre-Approval is amended and restated in full to the extent that that

(a)

the Company effect one or more reverse share splits of its authorized, issued and outstanding share capital by way of consolidation at an exchange ratio of up to one-for-five thousand (1:5,000) in the aggregate (the “Share Consolidations”), such that the number of authorized, issued and outstanding shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding ordinary share is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at a precise consolidation ratio or ratios, in each case as determined by the Board in its absolute discretion within two (2) years following the date of the 2026 Extraordinary General Meeting, provided that the cumulative consolidation ratio for all such Share Consolidations shall not exceed 1:5,000 in the aggregate (the “Consolidation Ratio Cap”).

(b)

no fractional ordinary shares of the Company be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional ordinary share upon a Share Consolidation, the total number of ordinary shares to be received by such shareholder be rounded up to the next whole ordinary shares.

(c)

the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine, at any time within two (2) years following the date of the 2026 Extraordinary General Meeting and subject to the Consolidation Ratio Cap, the exact consolidation ratio and effective date of each such Share Consolidation; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the 2026 Extraordinary Meeting.

(d)

if and when deemed advisable by the Board in its sole discretion, any director or officer of the Company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation(s).”

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 Vote Required

If a quorum is present, the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholder entitled to vote at the 2026 Extraordinary Meeting will be required to approve the Share Consolidations.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, TO APPROVE THE

SHARE CONSOLIDATIONS AS DESCRIBED IN THIS PROPOSAL 3

The Board of Directors is not aware of any other matters to be submitted to the 2026 Extraordinary Meeting. If any other matters properly come before the 2026 Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

/s/ Xiaoyue Zhang
Xiaoyue Zhang
Chief Executive Officer and Director

January 22, 2026

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